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                                    FORM N-8F


I.   GENERAL IDENTIFYING INFORMATION


1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [ ]  MERGER

     [X]  LIQUIDATION

     [ ]  ABANDONMENT OF REGISTRATION
          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ]  Election of status as a BUSINESS DEVELOPMENT COMPANY
          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)


2.   Name of fund: SG Cowen Standby Tax-Exempt Reserve Fund, Inc.


3.   Securities and Exchange Commission File No.: 811-04344


4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [ ]  Initial Application           [X]  Amendment


5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     560 Lexington Avenue
     New York, NY 10022


6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Rodd M. Baxter
     Societe Generale
     1221 Avenue of the Americas
     New York, NY 10020
     (212) 278-6050


7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1,.31a-2]:

     SG Cowen Asset Management, Inc. ("SGCAM")
     560 Lexington Avenue
     New York, NY 10022
     (212) 278-7500

     Note: once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.


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8. Classification of fund (check only one):

         [X]   Management Company;

         [ ]   Unit investment trust; or

         [ ]   Face-amount certificate company.


9.   Subclassification if the fund is a management company (check only one):

         [X]   Open-end          [ ]   Closed-end


10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                  Maryland


11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     Cowen & Co. (through 6/30/98)
     Finanial Square
     New York, NY 10005

     SG Cowen Asset Management, Inc. (7/1/98 to date)
     560 Lexington Avenue
     New York, NY 10022


12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Cowen & Co. (through 6/30/98)
     Financial Square
     New York, NY 10005

     Fund's Distributors, Inc. (7/1/98 to date)
     60 State Street, Suite 1300
     Boston, MA 02109


13.  If the fund is a unit investment trust ("UIT") provide: N/A

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):


14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g. and insurance company separate account)?

     [ ]   Yes               [X]   No

     If Yes, for each UIT state:

           Name(s):

           File No.:  811- _____

           Business Address:


15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]    Yes              [ ]    No


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          If Yes, state the date on which the board vote took place: June 1,
          2001

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]  Yes              [ ]  No

          If Yes, state the date on which the shareholder vote took place:

          June 1, 2001 - vote of sole shareholder

          If No, explain:


II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [ ]  Yes              [X]  No


          (a) If Yes, list the date(s) on which the fund made those distributions:

          (b)  Were distributions made on the basis of net assets?

               [ ]  Yes              [ ]  No

          (c)  Were distributions made pro rata based on ownership?

               [ ]  Yes              [ ]  No

          (d) If No, to (b) or (c) above, describe the method of distribution to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

               All shareholders, other than applicant's adviser had redeemed their shares by May 31, 2001.

          (e)  Liquidations only:

               Were any distributions to shareholders made in kind?

               [ ]  Yes              [X]  No

               If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:


17.  Closed-end funds only:

     Has the fund issued senior securities?

     [ ]  Yes           [ ]  No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:


18. Has the fund distributed ALL of its assets to the fund's shareholders?

     [ ]  Yes           [X]  No


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     If No,

     (a) How many shareholders does the fund have as of the date this form is filed? 1

     (b)  Describe the relationship of each remaining shareholder to the fund:

     SGCAM, the Investment Adviser is sole shareholder, all other shareholders redeemed in the ordinary course of business.


19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [X]   Yes               [ ]   No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

     SGCAM plans to redeem its shares in connection with winding up the fund's affairs.


III.  ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [X]   Yes               [ ]   No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

          Cash: $7,086.69

     (b)  Why has the fund retained the remaining assets?

          It represents investment of SGCAM, sole shareholder.

     (c)  Will the remaining assets be invested in securities?

          [ ]   Yes              [X]   No


21. Does the fund have any outstanding debts ( other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ]   Yes               [X]   No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation: None, the fund paid no expenses, all expenses paid by SGCAM.

          (i)   Legal expenses:

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          (ii)  Accounting expenses:

          (iii) Other expenses (list and identify separately):

          (iv)  Total expenses (sum of lines (i) - (iii) above):

     (b)  How were those expenses allocated?

     (c)  Who paid those expenses?

     (d)  How did the fund pay for unamortized expenses (if any)?


23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ]   Yes               [X]   No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V.   CONCLUSION OF FUND BUSINESS


24.  Is the fund a party to any litigation or administrative proceeding?

     [ ]   Yes               [X]   No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:


25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ]   Yes               [X]   No

     If Yes, describe the nature and extent of those activities:


VI.  MERGERS ONLY

26.  (a)  State the name of the fund surviving the Merger:

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: 811-_______

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.






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                                  VERIFICATION

         The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of

1940 on behalf of SG Cowen Standby Tax-Exempt Reserve Fund, Inc., (ii) he is the

Secretary of SG Cowen Standby Tax-Exempt Reserve Fund, Inc., and (iii) all

actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true and to the best of his knowledge, information and belief.




                                                   /s/  Rodd M. Baxter
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